3DICON CORPORATION

6804 South Canton Avenue, Suite 150

Tulsa, Oklahoma 74136

February 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ajay Koduri

Re:	3DIcon Corporation

Registration Statement on Form S-1

File No. 333-182532

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), 3DIcon Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 pm., Washington D.C. time, on February 13, 2013, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3DICON CORPORATION

By:	/s/ Mark Willner
Name: Mark Willner Title: Chief Executive Officer